UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34718

NatWest Markets Plc

(Exact name of registrant as speciﬁed in its charter)

Gogarburn, PO Box 1000, Edinburgh EH12 1HQ, United Kingdom

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

6.125% Senior Notes due 2021 (ISIN: US78010XAK72)

5.250% Retail Corporate Notes due 2021 (ISIN: US78011RCR21)

4.500% Retail Corporate Notes due 2021 (ISIN: US78011RCF82)

Capped Fixed-to-Floating Rate Notes Linked to the Consumer Price Index due 2021 (ISIN: US78009KRJ33)

Capped Fixed-to-Floating Rate Notes Linked to the Consumer Price Index due 2021 (ISIN: US78009PAM32)

Callable Capped CMS Steepener Notes due 2028 (ISIN: US78009KPH94)

Callable Capped CMS Steepener Notes due 2030 (ISIN: US78009KNQ12)

Callable Capped CMS Steepener Notes due 2030 (ISIN: US78009KPR76)

Callable Capped CMS Steepener Notes due 2031 (ISIN: US78009KQW52)

RBS Capped Callable Leveraged Steepener Notes Linked to the Difference between CMS30 and CMS2 due 2031 (ISIN: US78009PBE07)

RBS Capped Callable Leveraged Steepener Notes Linked to the Difference between CMS30 and CMS2 due 2031 (ISIN: US78009PBK66)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	■
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date:

6.125% Senior Notes due 2021 (ISIN: US78010XAK72): 0

5.250% Retail Corporate Notes due 2021 (ISIN: US78011RCR21): 0

4.500% Retail Corporate Notes due 2021 (ISIN: US78011RCF82): 0

Capped Fixed-to-Floating Rate Notes Linked to the Consumer Price Index due 2021 (ISIN: US78009KRJ33): 0

Capped Fixed-to-Floating Rate Notes Linked to the Consumer Price Index due 2021 (ISIN: US78009PAM32): 0

Callable Capped CMS Steepener Notes due 2028 (ISIN: US78009KPH94): 9

Callable Capped CMS Steepener Notes due 2030 (ISIN: US78009KNQ12): 28

Callable Capped CMS Steepener Notes due 2030 (ISIN: US78009KPR76): 16

Callable Capped CMS Steepener Notes due 2031 (ISIN: US78009KQW52): 16

RBS Capped Callable Leveraged Steepener Notes Linked to the Difference between CMS30 and CMS2 due 2031 (ISIN: US78009PBE07): 4

RBS Capped Callable Leveraged Steepener Notes Linked to the Difference between CMS30 and CMS2 due 2031 (ISIN: US78009PBK66): 9

Pursuant to the requirements of the Securities Exchange Act of 1934 NatWest Markets Plc has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 14, 2021	By:	/s/ Rupert Mingay